TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Current Reports on Form 8-K dated April 12, 1999, and Filed on April 15, 1999, and April 21, 1999.

                               * * * * * * * * * *

On February 25, 2000 in a presentation at an annual meeting with security analysts, GM's Executive Vice President and Chief Financial Officer, J. Michael Losh, in the context of his financial review of the corporation presented the following charts and the accompanying script relating to the previously announced plan of the corporation to offer up to $8 billion of the Corporation's Class H stock in exchange for outstanding shares of the Corporation's $1-2/3 par value common stock. The exchange is part of an overall plan to restructure GM's economic interest in its wholly-owned subsidiary, Hughes Electronics Corporation. As previously indicated, it is anticipated that the plan will be executed in the first half of calendar year 2000. The filing is being made in compliance with U.S. Securities and Exchange Commission Rules, which among other things, require the filing of certain communications used by the Corporation to describe the exchange offer to external groups or the public.

CHART 1

GM's Capital Position

   - GM's  balance  sheet has  strengthened  significantly
     .Effective  leverage reduced by over 40% since 1993

Effective Leverage*
------------------
* Debt, Pref. Equity, Net U.S. Pension, Net OPEB

[Chart shown here which illustrates an effective leverage reduction of over 40% from 1993 to 1999. The chart shows effective leverage of approximately $42 billion in 1993, approximately $25 billion in 1999, and approximately $18 billion for years beyond 1999. This chart states that the "beyond 1999" figure includes "$7.0 billion Class H stock contribution to benefit plans in 2000".]

   - Planned restructuring of GM's economic interest in Hughes will further strengthen GM's balance sheet


   - We've been building towards our current financial strength through fiscal restraint and opportunistic financial planning for several years

   - This chart evidences the transformation in GM's capital position over the last decade

   - Overall, we've reduced our balance sheet `effective' leverage by over 40% since 1993, and will reduce it even further in 2000 through the Hughes transactions

CHART 2

Capital Returned To Shareholders

   - In addition, GM has returned $11.8 billion to $1-2/3 shareholders in special transactions

[Chart shown here which shows that how GM has returned $11.8 billion to GM $1-2/3 shareholders in special transactions including $2.5 billion relating to the Hughes Defense transaction in 1997 and $9.3 billion relating to the Delphi Spin-off transaction in 1999. The chart also illustrates that including both special transactions and Dividend and Stock Buyback, GM has returned a total of $7.8 billion ($5.3 billion of which is Dividends and Stock Buyback), $3.9 billion (all of which is Dividends and Stock Buyback), and $13.2 billion ($3.9 billion of which is Dividends and Stock Buyback) in 1997, 1998, and 1999, respectively. For 2000, the chart illustrates that GM will return an additional $8.0 billion to shareholders through the Class H for GM $1-2/3 exchange offer.]

   - In total GM has returned $25 billion since 1997
     .In 2000, GM will return an additional $8 billion to shareholders through Class H for GM $1-2/3 exchange offer



   - In addition, we returned $11.8 billion over the same 3 year period in the form of special transactions
     .Hughes Defense spin-off $2.5 billion (1997)
     .Delphi Spin-off $9.3 billion (1999)

   - As you know, this year we'll make that almost $20 billion of special distributions in 4 years with the $8 billion Class H for $ 1-2/3 exchange offer

While General Motors has filed a Registration Statement on Form S-4, including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site, at General Motors' web site, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy., (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.